July 29, 2022

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jay Williamson

Re: Delaying Amendment for EA Series Trust: (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-265923)

Dear Mr. Williamson:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment is hereby incorporated by reference into the Trust’s Form N-14 (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 30, 2022 (SEC Accession No. 0001829126-22-013971: https://www.sec.gov/Archives/edgar/data/1592900/000182912622013971/easeriestrust_n14.htm).

“The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.”

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant in the City of Havertown, Commonwealth of Pennsylvania on this 29th day of July 2022.

No fees are required in connection with this filing. If you have any questions concerning the foregoing, please contact the Karen Aspinall at (949) 629-3928 or Karen.Aspinall@Practus.com.

Very truly yours,

/s/ John R. Vogel

John R. Vogel

Treasurer and Principal Financial Officer